UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35218
CUSIP Number: 27876L107

(Check One:)	(X) Form 10-K	( ) Form 20-F	( ) Form 11-K	( ) Form 10-Q
	( ) Form 10-D	( ) Form N-SAR	( ) Form N-CSR

For Period Ended: December 31, 2016

( ) Transition Report on Form 10-K	( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F	( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Echo Therapeutics, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and number):	99 Wood Avenue South, Suite 302
City, state, and zip code	Iselin, New Jersey 08830

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to financial constraints, the Registrant is unable to file its Form 10-K for the year ended December 31, 2016 without unreasonable effort or expense as it has not yet retained auditors.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Alan W. Schoenbart	732-201-4194

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(X) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 (X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2016, we expect to show a net loss applicable to common shareholders of $12,921,208 which is inclusive of a $6,460,818 deemed dividend charge we recorded in the third quarter of 2016 related to the beneficial conversion feature of our convertible preferred stock. This deemed dividend charge reflects the financial effect of the note reset provision on the convertible preferred stock in the third quarter of 2016 as further explained in our third quarter 2016 public filing. For the year ended December 31, 2015, we had a net loss applicable to common shareholders of 22,197,867. The 2015 loss included a 9,625,000 charge to write-off some long held intangibles.

The unaudited estimated financial results set forth above are preliminary and will not be final until the Registrant files its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016.

Echo Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2017	By:	/s/ Alan W. Schoenbart
Alan W. Schoenbart
CEO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
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Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)
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